EnCana sells its first tanker load of Ecuador
oil shipped on new OCP Pipeline

EnCana’s Ecuador production exceeds 90,000 barrels of oil per day

Calgary, Alberta, (September 19, 2003) – EnCana has sold its first tanker load of Ecuador oil that was shipped on the country’s new OCP Pipeline. The oil tanker Fidelity, with a cargo of 705,000 barrels of Napo crude oil, was set to depart today from the Balao loading terminal on the Pacific coast of Ecuador with its cargo headed for markets in the United States.

“This inaugural oil shipment marks a new era of oil production for EnCana and Ecuador,” said Gwyn Morgan, EnCana’s President & Chief Executive Officer. “With the start up of OCP and the unlocking of the Oriente Basin, EnCana is producing more than 90,000 barrels of oil a day, well on our way to a target of 100,000 barrels per day in 2004.”

The US$1.4 billion OCP Pipeline, with a design capacity of 450,000 barrels per day, is in the final stages of commissioning. The pipeline is financed 75 percent with non-recourse project debt. EnCana has a 36 percent equity interest in OCP and holds a shipping commitment of 108,000 barrels per day on the pipeline. This major Ecuadorian infrastructure project stretches more than 500 kilometres from the Oriente Basin of Ecuador, across South America’s Andes Mountains, to the Pacific coast. The OCP is expected to be fully operational this fall, shipping more than 220,000 barrels per day by year-end and increasing volumes as field productive capacity increases in the years ahead. Ecuador’s oil production growth has been constrained until now as the country’s only other export pipeline was operating at capacity.

EnCana is producing approximately 60,000 barrels per day from its anchor field in the Tarapoa Block, near the city of Lago Agrio, about 180 kilometres east of Quito, Ecuador’s capital. An additional 27,000 barrels per day is being produced from its non-operated Block 15. Development and exploration work is in the early stages on three additional blocks acquired earlier this year, where production is more than 5,000 barrels per day, bringing the company’s total Ecuador production to about 92,000 barrels of oil per day. EnCana, which expects to ship another 1 million barrels later this month, plans to market its increased volumes to refiners along the U.S. Pacific coast and Gulf of Mexico.

EnCana Corporation

EnCana is one of the world’s leading independent oil and gas companies, with an enterprise value of approximately C$30 billion, and North America’s largest independent natural gas producer and gas storage operator. Ninety percent of the company’s assets are in four key North American growth platforms. EnCana is the largest producer and landholder in Western Canada and is a key player in Canada’s emerging offshore East Coast basins. Through its U.S. subsidiaries, EnCana is one of the largest gas explorers and producers in the Rocky Mountain states and has a strong position in the deepwater Gulf of Mexico. International subsidiaries operate two key high potential international growth platforms: Ecuador, where it is the largest private sector oil producer, and the U.K. central North Sea, where it is the operator of a large oil discovery. EnCana and its subsidiaries also conduct high upside potential new ventures exploration in other parts of the world. EnCana is driven to be the industry’s high performance benchmark in production cost, per-share growth and value creation for shareholders. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: future performance, including achieving the Ecuador production target for 2004; the timing of the OCP becoming operational; anticipated shipping volumes on OCP in 2003 and beyond; marketing and shipping plans for Ecuador production; and references to potential exploration.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved or probable reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of international war, hostilities, civil insurrection and instability affecting countries in which the company operates and international terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; the risk that the anticipated synergies to be realized by the merger of AEC and PCE will not be realized; costs relating to the merger of AEC and PCE being higher than anticipated and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Senior Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747

Greg Kist
Manager, Investor Relations
(403) 645-4737

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